Joe Jolly & Company, Inc.

Exemption Report
Year Ended August 31, 2020



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Joe Jolly & Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Joe Jolly & Company, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Joe Jolly & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and *(b)* Joe Jolly & Company, Inc. stated that Joe Jolly & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Joe Jolly & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joe Jolly & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Birmingham, Alabama
October 30, 2020

THE POWER OF BEING UNDERSTOOD
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JOE JOLLY & CO., INC. MUNICIPAL SECURITIES
P.O. BOX 8 ♦ BIRMINGHAM, ALABAMA 35201-0008
(205) 252-2105 ♦ (800) 826-1378 ♦ Fax: (205) 251-3446

The Exemption Report

We, as members of management of Joe Jolly & Company, Inc., (the Company), are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and (2) we met the identified exemption provisions throughout the most recent fiscal year from September 1, 2019 to August 31, 2020 without exception.

I, Joe Jolly, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

October 30, 2020

420 No. 20th Street ♦ Suite 2350 ♦ Birmingham, AL 35203-5200